Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
26 April 2010
Sterlite Industries (India) Limited
Results for the Fourth Quarter and Full Year Ended
31 March 2010
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its consolidated results for the fourth quarter (“Q4”) and audited results for the Full year (“FY2010”) ended 31 March 2010.
Highlights
■	Announced a bonus in the ratio of 1:1 and split of its equity shares of Rs 2/- each into equity share of Re 1/- each.

■	Robust financial performance
—	Revenue for Q4 and FY2010 up 64% and 15%

—	EBITDA for Q4 and FY2010 up 158% and 30%
■	Record Annual Zinc and Lead mined and refined metal production at 769,000 tonnes and 650,000 tonnes respectively.

■	Record annual saleable silver production at 176,000 kg.

■	210 ktpa zinc smelter at Dariba and 1 mtpa concentrator at Rampura Agucha commissioned three months ahead of schedule

■	Recommended dividend Rs 3.75/ share

■	Strong balance sheet with cash and liquid investments of Rs 21,313 crore

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2010	Page 2 of 6
Financial Highlights
(In Rs. crore, except as stated)

	Quarter ended				Year Ended
	31 March			Change	31 March		Change
	2010		2009	%	2010	2009	%
Net Sales/Income from operations	7,111		4,336	64	24,410	21,144	15
Profit before interest, depreciation & taxes	2,734		1,233	122	8,031	6,858	17
Taxes	453		66		1,233	855
Profit After Taxes and before exceptional items	1,936		832	133	5,706	4,905	16
Exceptional items	—		(80)		297	(55)
Minority Interest	554		206		1,724	1,267
Share in Profit/(Loss) of Associate	(1)		(108)		59	(154)
Attributable PAT after exceptional item	1,381		598	131	3,744	3,540	6
Earnings per Share (‘EPS”) (Rs/share)	16.43	*	8.44 *		46.79	49.96

(* Not Annualised)

Production Summary	(In kt, except as stated)

	Quarter ended			Year Ended
	31 March		Change	31 March		Change
	2010	2009	%	2010	2010	2009
Aluminium
BALCO *	68	85	(21)	268	357	(25)
VAL	91	26	251	264	82	222
Copper — India/Australia
Mined Metal Content	7	8	(17)	24	27	(13)
Cathodes	80	88	(9)	334	313	7
Zinc and Lead
Mined Metal Content	194	198	(2)	769	735	5
Zinc — refined	150	151		578	552	5
Lead— refined [1]	20	18	11	72	65	10
Silver ( in 000’ Kgs)[2]	51	47	9	176	132	34
Power Sales (mn units)	405	47	769	1,416	231	514

*	Reduction in volume due to shut down of BALCO plant I

1.	Including captive consumption of 1,601 tonnes vs. 2,302 tonnes in Q4FY2010 vs Q4FY2009 and 7,308 tonnes vs 5,010 tonnes in FY2010 vs FY 2009.

2.	Including captive consumption of 8,343 kgs vs 12,201 kgs in Q4FY2010 vs Q4FY2009 and 37,831 kgs vs 26,684 kgs in FY2010 vs FY2009.
Zinc Business
Mined metal production, during Q4 and FY2010, was 193,532 tonnes and 768,620 tonnes respectively. During the year, the company recorded its highest ever mined metal production, close to the rated capacity. Refined metal production, during Q4 and FY2010 was 170,255 tonnes and 650,038 tonne respectively. The company achieved its highest ever refined metal production during the year, primarily on account of improved operational efficiencies.
Sales during the quarter were augmented by the sale of around 86,000 dry metric tonnes of surplus zinc concentrate and 10,000 dry metric tonnes of surplus lead concentrate. For the full year, concentrate sales were 223,500 dry metric tonnes of surplus zinc concentrate and 30,900 dry metric tonnes of surplus lead concentrate.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2010	Page 3 of 6
During Q4 and FY 2010, HZL achieved its highest ever saleable silver production of 51,409 kilograms and 176,381 kilograms, an increase of 9% and 34% respectively, compared with the corresponding prior periods. The increase in production was primarily on account of higher silver content in the mined ore and improved metal recovery due to higher plant efficiencies.
Revenues for Q4 and FY 2010 were Rs 2,484 crore and Rs 7,943 crore respectively, an increase of 99% and 42% compared to corresponding prior periods.
EBITDA for Q4 and FY 2010 were Rs 1,528 crore and Rs 4,710 crore respectively, an increase of 171 % and 69 % compared to corresponding prior periods.
During Q4, average zinc and lead LME increased to $2,288 per tonne and $2,219 per tonne compared with $1,174 and $1,160 per tonne respectively, in the corresponding prior period. For FY2010, average zinc and lead LME increased to $1,936 per tonne and $1,990 per tonne, compared with $1,563 per tonne and $1,660 per tonne in the corresponding prior period.
The unit costs of production (“CoP”) in Q4 2010 and FY 2010, excluding royalties, were at US$ 730 per tonne (Rs 33,712 per tonne) and US $698 (Rs 33,073 per tonne) compared with US$621 per tonne (Rs 30,581 per tonne) and US $609 (Rs 27,974 per tonne) in the corresponding prior periods. Costs, during the quarter and year, were higher, primarily on account of lower acid credit and the impact of higher wages due to revised wage settlements, as announced in Q3.
The 210 ktpa zinc smelter at Dariba and the 1 mtpa zinc concentrator at Rampura Agucha were commissioned during the end of the quarter, around three months ahead of schedule. Consequently, the total zinc and lead smelting capacity has increased to 964 ktpa.
The 100 ktpa lead smelter project alongwith 160MW CPP at Dariba is progressing well for scheduled completion in Q2 FY2011. The Sindesar Khurd mine project is on schedule for progressive commissioning from Q1 FY 2011.
Post completion of these projects, HZL will be the world’s largest integrated zinc-lead producer with a total smelting capacity of 1.064 mtpa.
Copper Business
The copper cathode production at the Tuticorin smelter was 80,000 tonne in Q4, lower than the corresponding prior quarter primarily on account of lower copper grades. For the full year, copper cathode production was 334,000 tonne, an increase of 7% compared with the corresponding prior period.
Our Australian copper mines have regained normal production level following the mud in August 2009 and contributed 7,000 tonnes of mined metal production in Q4. Full year production was 24,000 tonnes.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2010	Page 4 of 6
Revenues for Q4 and FY2010 were Rs 3,653 crore and Rs 13,063 crore respectively, compared with Rs 2,260 crore and Rs 11,530 crore in the corresponding prior periods.
EBITDA for Q4 and FY 2010 were Rs 305 crore and Rs 749 crore respectively, compared with Rs 254 crore and Rs 1,237 crore in the corresponding prior periods.
CoP for Q4 and FY 2010 were at 9.47 USc/lb and 10.46 USc/lb, compared with 10.23 USc/lb and 3.09 USc/lb, respectively in the corresponding prior periods. The quarter on quarter decrease in costs was primarily on account of improved by-product credits.
TC/RC realisation, during Q4 and FY 2010, were 12.94 USc/lb and 13.54 USc/lb respectively, compared with 10.41 USc/lb and 11.75 USc/lb in the corresponding prior periods.
Acid realization in Q4 FY 2010 improved to Rs 2,078 per tonne as compared with Rs 504 per tonne in Q3.
Aluminium Business
During Q4 and FY 2010, the aluminium production from BALCO II smelter was higher than its rated capacity at 64,000 tonnes and 250,000 tonnes respectively. BALCO I CPP continues to sell surplus power and its performance is shown separately in the “Power” segment.
Revenues for Q4 and FY2010 were Rs 810 crore and Rs 2,746 crore respectively, compared with Rs 813 crore and Rs 3,934 crore in the corresponding prior periods. EBITDA for Q4 and FY2010 were Rs 218 crore and Rs 610 crore respectively, compared with Rs 3 crore and Rs 896 crore in the corresponding prior periods.
During Q4, average aluminium LME increased to $2,163 per tonne compared with $1,360 in the corresponding prior quarter. However, for FY2010, average aluminium LME decreased from $2,234 per tonne compared with $1,868 per tonne in the corresponding prior year.
CoP in Q4 2010 and FY 2010 were US$1,677 per tonne (Rs 76,988 per tonne) and US$1,534 per tonne (Rs 72,717 per tonne), compared with US$1,355 per tonne (Rs 67,598 per tonne) and US $1,623 (Rs 74,517 per tonne) in the corresponding prior periods. During FY2010, the positive impact of lower alumina and carbon costs on CoP was partially offset by the unabsorbed costs of BALCO plant I.
The construction activities at the 325 ktpa aluminium smelter at BALCO and 1,200MW captive power plant are progressing well.
The first 250 ktpa smelter at VAL, Jharsuguda, has been stabilized. Progressive commissioning of the second 250 ktpa smelter is underway. All nine units of the 1,215 MW CPP are now operational. The Jharsuguda II project and Lanjigarh refinery expansion are progressing well.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2010	Page 5 of 6
The share of profit/(loss) from VAL, as an associate, for Q4 and FY 2010 were Rs. (1) crore and Rs 59 crore respectively, compared with losses of Rs (108) crore and Rs (154) crore in the corresponding prior periods. Profit for the full year is mainly on account of fair valuation of derivatives.
Power Business
During Q4 and FY 2010, we sold 405 million units and 1,416 million units of power respectively, compared with 47 million units and 231 million units in the corresponding prior periods.
Revenue (net of transmission and wheeling charges) for Q4 and FY 2010 were Rs 164 crore and Rs 658 crore respectively, compared with Rs 16 crore and Rs 77 crore in the corresponding prior periods.
EBITDA for the same period was Rs 112 crore and Rs 418 crore respectively, compared with Rs 17 crore and Rs 94 crore in the corresponding prior periods.
The first unit of the 2,400MW IPP at Jharsuguda is expected to get commissioned in Q1 FY 2011, with the remaining three units to be progressively commissioned by the end of FY 2011.
At the 1,980 MW supercritical IPP project at Talwandi Sabo, the EPC contract has been finalised. The EPC contractor has appointed subcontractors to carry out pre-construction activities at the site and orders have also been placed for turbines, generators and power houses.
Minority Interest
Minority Interest for Q4 and FY 2010 was Rs 554 crore (28.62%) and Rs 1,724 crore (31.87%) respectively, comprising of Rs 435 crore at HZL and Rs 119 crore at BALCO for Q4 and Rs 1,418 crore at HZL and Rs 306 crore at BALCO for FY2010.
Minority Interest in corresponding prior quarter and FY 2009 were Rs 206 crore (22.55%) and Rs 1,267 crore (25.54%) respectively. Minority interest percentage increased during Q4 and FY 2010, primarily on account of higher profit from BALCO and HZL.
Borrowings
Borrowings at SIIL consolidated level as at 31 March 2010 were Rs 9,260 crore, comprising of borrowings at Sterlite copper, including FCCB, at Rs 5,322 crore, Rs 2,012 crore at BALCO and Rs 1,866 crore at Sterlite Energy.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2010	Page 6 of 6
Cash, Cash Equivalents and liquid investments
Consolidated cash, cash equivalents and liquid investments as at 31 March 2010 was Rs. 21,313 crore. This includes Rs. 17,975 crores in debt mutual funds and Rs. 3,338 crores in cash and fixed deposits with the banks. The Company has a strong internal control mechanism that includes continuous review and monitoring of all its investments. The investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL) on an ongoing basis.
Dividend
The board of directors has recommended a dividend of Rs 3.75 per equity share of Rs.2.00 for the current year.
Bonus and Stock Split
The Board has also proposed bonus issue in the ratio of 1:1 and also a stock split of its equity shares of Rs 2/- each into equity share of Re 1/-each.
For further information, please contact:

Ashwin Bajaj	sterliteinvestorrelations@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterliteinvestorrelations@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.